UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY 2009.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: February 26, 2009                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                  FEBRUARY 26, 2009


               TUMI CONFIRMS SILVER-ZINC DISCOVERY AT SALA, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, announces final assay results from the 8 hole, 2,283m diamond drill program at the Company's 100%-owned Sala silver-zinc-lead property, located in the Bergslagen District of central Sweden.

The results from the first three holes drilled in a newly-discovered, parallel trend to the historic Sala silver mine have been added to by a further three holes, 08-004, 08-006 and 08-008. Note that Hole 08-005 was drilled off this trend and Hole 08-007 was a pre-collar hole not completed in this initial drill program. Hole locations are shown on Figure 1 and assay results are presented in the attached Table 1. Best drill results when applying a 1% zinc ("Zn") and/or 30 g/t silver ("Ag") lower cut-off grade include:

     o   DRILL HOLE 08-008:   6.9m at 66 g/t Ag and 7.1 % Zn from 155.6m
                              1.0m at 119 g/t Ag and 22.9% Zn from 159.6m
     o   DRILL HOLE 08-004:   3.0m at 3 g/t Ag and 8.2% Zn from 18.9m

Previous better drill results at Sala (see Tumi Press Releases October 15, 2008, Table 1) include:

     o   DRILL HOLE 08-003:   7.1m at 81 g/t Ag and 10.4% Zn from 392.5m,
                              22.1m at 34 g/t Ag and 6.3% Zn from 410.7m,
                              9.85m at 203 g/t Ag and 6.4% Zn from 451.6m

     o   DRILL HOLE 08-001:   6.6m at 76 g/t Ag and 7.0% Zn from 279.8m
                              10m at 33 g/t Ag and 3.3% Zn from 308.3m
                              3m at 143 g/t Ag and 0.6% Zn from 319.3m

Mr. Henstridge stated, "Our persistence exploring around the historically significant Sala mine is proving to be rewarding. We were extremely encouraged by the discovery of a broad 75m zone of mineralization in our first drill hole at Sala, and later, to receive sulphide mineralization over a 92m wide zone within hole 08-003. Drill holes 08-004 and 08-006 proved the continuity of the zone over 600m along strike and greatly enhanced the project prospectively. The nature of mineralization in the historic Sala silver mine suggests northerly plunging ore shoots and it is interpreted that hole 08-003 intersected a new shoot west of the mined Sala orebodies. Combined, these results demonstrate a one kilometre long massive sulphide target zone to the west of the Sala mine. Mineralization remains open in all directions and the focus of future drill programs will target along strike and down plunge from the 92m wide mineralized zone intersected in drill hole 08-003."

Mineralization at Sala is hosted within the Early Proterozoic Baltic Shield comprising metasedimentary to metavolcanic units that have been intruded by early plutonic rocks ranging from gabbros to granites. Within the Sala area, the metavolcanics are dominated by felsic volcanic breccias, mafic volcanics, sandstones and siltstones which grade upwards into a 300m thick dolomitic marble which hosts the Sala Ag-Zn-Pb ore.

Sala is one of Sweden's most historically important mines. It is estimated that the historic resource at Sala was 5 million tonnes with a grade ranging from 150 g/t to > 3,000 g/t Ag, 12% Zn and 1 to 2% Pb. It is therefore likely that >200 million ozs of silver were recovered from Sala. Mining records show that Sala was mined to a depth of about 300m and the mining plans and sections show that the mineralization remains open at depth. The resource estimates quoted in this news release are based on a research paper in Economic Geology by Allen et. al. (Vol. 91, 1996, pp 979-1005). The mined historic resource was calculated using a reconciliation of old mining records. These data are historical in nature and were compiled prior to the implementation of NI 43-101 reporting standards. Tumi has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon. The Company does not have, and is not aware of, any more recent resource estimates which conform to the standards laid out in National Instrument 43-101.

QUALITY CONTROL: Drill samples were collected mostly on 1.0m intervals, with a few exceptions. Each sample was split using a diamond saw at a core storage facility in the town of Kopparberg. The samples were taken by Company personnel to the Lundin Mining Corp. Laboratory in Uppsala, where the samples were crushed and pulverized prior to shipment to IPL Laboratories in Vancouver, B.C., Canada. The Company has implemented a program of inserting sample standards and sample blanks as a means of checking analytical reproducibility. Splits were taken from selected samples prepared at the Lundin laboratory and shipped to Mineral Assayers Canada in Vancouver.

All samples analyzed by IPL Laboratories were determined using the ICP method using aqua regia digestion. Due to the high levels of zinc, lead and silver, a second set of samples were digested with multiple acids and re-assayed by ICP and reported as ppm silver and percent copper, lead and zinc. The check analyses done at Assayers Canada were completed using a multiple acid digestion, and the results were reported as ppm silver and percent copper, lead and zinc. An independent qualified geologist, John Nebocat, P. Eng., visited the drill site and the sample logging and preparation facility at Kopperberg to observe the drilling and sampling procedures. Due to the possible presence of silver amalgam, native silver, silver sulphosalts or silver sulphides, the Company is routinely assaying sections of the holes using the metallic screen/fire assay technique, reducing the risk of losing metallic silver in the sample preparation stage. It is unknown at this stage whether drill hole widths approximate true widths.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists has visited the Sala project area in the Bergslagen District of Sweden and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.



                          FIGURE 1: DRILL HOLE LOCATION
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Schematic drawing prepared by Tumi Resources showing location of Tumi drill target area, area of historic mine workings and tumi drill holes for 2008

                         [SEE PDF VERSION FOR PICTURE]

TABLE 1: SIGNIFICANT INTERCEPTS FROM SALA'S PHASE 1 DRILL PROGRAM, CALCULATED USING A LOWER CUT-OFF OF 1% ZINC OR 30 G/T SILVER.

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HOLE NUMBER      FROM         TO        WIDTH        AG          ZN        PB
                  (M)         (M)        (M)        (G/T)         (%)       (%)
--------------------------------------------------------------------------------
                XXX.XX      XXX.XX      XX.XX     XXXXX.XX      XX.X      XX.XX

08-001          279.8       286.4        6.6         76          7.0        1.1
   Including    279.8       282.8        3          112         11.7        2.0

                308.3       318.3       10           33          3.3        0.6
   Including    314.3       317.3        3           92          4.5        2.0

                319.3       322.3        3          143          0.6        0.5
   Including    319.3       320.3        1          259          0.2        0.1

                345.6       347.7        2.1         13          3.9        0.01
--------------------------------------------------------------------------------
08-002          242.4       247.4        5           85          0.3        1.7

                268.6       271.6        3           54          2.1        0.7
--------------------------------------------------------------------------------
08-003          392.5       399.6        7.1         81         10.4        0.6
   Including    394.5       397.6        3.1         82         21.9        1.3

                401.7       403.7        2           94          1.8        0.5

                404.7       406.8        2.1        118          0.8        0.1

                407.7       409.7        2           13          2.6        0.1

                410.7       432.8       22.1         34          6.3        0.3
   Including    410.7       416.2        5.5         69          7.4        0.8
   Including    418.9       430.8       11.9         15          8.1        0.1

                438.75      442.8        4.05        52          0.5        0.1

                449.6       450.6        1           71          1.6        0.4

                451.6       461.45       9.85       203          6.4        0.8
   Including    451.6       457.7        6.1        120         10.0        0.5
   Including    454.65      461.45       6.8        310          5.3        0.9
   Including    458.7       459.5        0.8      1,034          1.5        2.4

                478.2       479.2        1           50          1.7        0.02
--------------------------------------------------------------------------------
08-004           18.9        21.9        3            3          8.2       <0.01
--------------------------------------------------------------------------------
08-006           48.75       49.75       1           <0.01       1.4       <0.01

                 51.8        53.8        2.0          6          2.0        0.1

                 66.05       67          0.95         6          1.4        0.2

                 68          68.95       0.95         6          1.15       0.09

                 75          76          1           42          3.1        0.04
--------------------------------------------------------------------------------
08-008            8           9          1            0.3        2.1       <0.01

                 93.4        94.4        1           74          1.7        2.4

                105.9       109          3.1          2          2.4       <0.01

                138.6       144.6        6           46          6.0        0.1

                146.6       147.6        1            3          1.3        0.01

                148.6       153.6        5           80          0.9        0.6

                155.6       162.5        6.9         66          7.1        0.7
   Including    158.6       161.6        3.0        110         10.1        1.2
         and    159.6       160.6        1          119         22.9        1.2

                180.4       182.4        2           2           5.2       <0.01
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